Free Writing Prospectus Dated June 29, 2011 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

Contact:	Media Relations Lauren Onis 212 761 5303 For Immediate Release

Morgan Stanley Launches S&P 500® Crude Oil Linked ETN

NEW YORK, June 29, 2011 – Morgan Stanley (NYSE: MS) announced today the launch of an Exchange Traded Note that provides exposure to the S&P 500® Total Return Index and an equal weighted combination of near-term NYMEX West Texas Intermediate (WTI) Light Sweet Crude and ICE Brent (Brent) Crude Oil futures contracts.

“We are pleased to provide this new ETN offering to clients,” said Nikki Tippins, Head of Equity Derivatives Sales for the Americas at Morgan Stanley.  “An investment in Morgan Stanley S&P 500® Crude Oil Linked ETNs combines the returns of crude oil futures and large-cap U.S. equities in a single exchange-traded security.  This new product will continue to build on the strength of our ETN platform following the launch of the Morgan Stanley Cushing® MLP High Income Index ETNs (NYSE: MLPY) in March.”

Exchange Traded Notes (ETNs) are senior, unsecured debt obligations of Morgan Stanley.  The Morgan Stanley S&P 500® Crude Oil Linked ETN tracks the performance of the S&P 500® Oil Hedged Index (the Index), which is calculated based on the returns of the S&P 500® Total Return Index and an equal weighted combination of rolling near-term WTI and Brent futures contracts, less accrued tracking fees.  The Morgan Stanley S&P 500® Crude Oil Linked ETNs have been approved for listing on NYSE Arca under the symbol “BARL”.

The Index is rebalanced monthly so that at each rebalancing date, the total crude oil futures exposure, equally split between WTI and Brent futures contracts, will be equal in weight to the S&P 500® Total Return Index exposure.  The rebalancing feature seeks to prevent continued imbalances in the component weights that may occur due to market movements.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

Morgan Stanley has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable pricing supplement, prospectus supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649, or you may request a copy from any other dealer participating in the offering.

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